UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549




          Application of MCN        )
                                    )      CERTIFICATE PURSUANT TO
          Corporation on Form U-1   )      RULE 24 UNDER THE PUBLIC
                                    )      UTILITY HOLDING COMPANY ACT
          (File No. 70-8731)        )      OF 1935
                                    )
                                    )


             Pursuant to the requirements of Rule 24 under the

   Public Utility Holding Company Act of 1935 (the "Act"), MCN

   Corporation, a Michigan public-utility holding company exempt from registration under section 3(a)(1) of the Act pursuant to

   Rule 2, hereby certifies that the series of transactions

   involving the acquisition by MCN Corporation of a 1% general partnership interest and a 46.5% limited partnership interest in Southern Missouri Gas Company, L.P., a Missouri limited partnership and a gas utility company (as defined by the Act)

   operating as such in the State of Missouri, as proposed in the

   Application/Declaration to the Securities and Exchange

   Commission (the "Commission") on Form U-1 (File No. 70-8731)

   of MCN Corporation and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26576,

   dated September 17, 1996, have been carried out in accordance with the terms and conditions of and for the purposes

   represented by the Application/Declaration and of the

   Commission's order with respect thereto.



   Exhibits

             F-2  "Past Tense" Opinion of Counsel



                             SIGNATURE

             Pursuant to the requirements of the Public Utility

   Holding Company Act of 1935, the undersigned companies have duly caused this Certificate to be signed on their behalf by the undersigned hereunto duly authorized.


                                 MCN Corporation


                                 By:  /s/Daniel L. Schiffer
                                      Daniel L. Schiffer
                                      Vice-President, General
                                      Counsel and Secretary


   Dated:    November 13, 1996